SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F [X]	Form 40-F [ ]

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes [ ]	No [X]

SIGNATURES
Notice of the 92nd Annual General Meeting of Shareholders
BUSINESS REPORT
BALANCE SHEET (As of March 31, 2004)
STATEMENT OF INCOME (From April 1, 2003, to March 31, 2004)
PROPOSAL OF APPROPRIATION OF RETAINED EARNINGS
Information relating to exercise of voting rights
CONSOLIDATED BALANCE SHEET (As of March 31, 2004)
CONSOLIDATED STATEMENT OF INCOME (From April 1, 2003, to March 31, 2004)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)
Date: June 8, 2004	By: /s/ Masahiko Goto
(Signature)
Masahiko Goto President

(English Translation of the Notice of the 92nd Annual General Meeting of Shareholders Originally Issued in Japanese Language)

MAKITA CORPORATION

June 7, 2004

TO THE SHAREHOLDERS OF
MAKITA CORPORATION

Notice of the 92nd Annual General Meeting of Shareholders

You are respectfully requested to attend the 92nd Annual General Meeting of Shareholders of MAKITA CORPORATION, which is hereby announced.

If you do not expect to attend the meeting, you may exercise your voting rights through the enclosed voting form. Please review the accompanying information and send the enclosed voting form to us by return mail after indicating your vote for or against the proposition and affixing your seal. If you are attending the meeting in person, please present the enclosed voting form to the receptionist at the meeting.

Masahiko Goto President MAKITA CORPORATION 3-11-8, Sumiyoshi-cho, Anjo, Aichi Prefecture, 446-8502, Japan

1. DATE:	10 a.m., Tuesday, June 29, 2004

2. PLACE:	Head Office of MAKITA CORPORATION 3-11-8, Sumiyoshi-cho, Anjo, Aichi Prefecture, 446-8502, Japan

3.  AGENDA:

Items to be reported:

Balance Sheet as of March 31, 2004, Statement of Income and Business Report for the 92nd fiscal year (from April 1, 2003, to March 31, 2004)

Items to be resolved:

No. 1. Approval of the Proposed Appropriation of Retained Earnings for the 92nd fiscal year
No.  2.  Partial amendment to the Articles of Incorporation
             The proposal is detailed in “Information relating to exercise of voting rights” on page 17.
No.  3.  Election of three Statutory Auditors
No.  4.  Payment of Retirement Benefit to Retiring Statutory Auditors

BUSINESS REPORT
(From April 1, 2003, to March 31, 2004)

1.	The Business Environment

(1)	Business Results

Regarding economic trends overseas during the period under review, U.S. economic conditions remained robust, as personal consumption was firm owing to such factors as tax reductions. In Europe, the U.K. economy continued to be strong, and signs of bottoming out in were seen in such countries as Germany and France during the latter half of the year. Asian economies realized a full-scale trend of economic recovery supported by the economic growth of China as well as external demand.

Conditions in the Japanese economy showed a trend of gradual recovery owing to such factors as a recovery in corporate performance amid strong exports and capital investment.

Against this backdrop, Makita worked to increase its profitability by proceeding further with the shift of manufacturing operations to China, as well as by establishing sales and service subsidiaries in Russia and Eastern European countries characterized by rapid economic growth and taking other measures in line with its sound and proactive global business strategy.

In the United States, Makita focused especially on strengthening its marketing capabilities in the professional-use market. The Company also continued to take steps to improve profitability, including reducing inventories and reorganizing its logistics centers to reduce distribution costs.

Nonconsolidated net sales amounted to 88,335 million yen, up 2.6% from the previous fiscal year. Net sales in Japan increased 1.8%, to 38,429 million yen, strong sales of new products, especially impact drivers and products related to home remodeling. Export sales rose 3.1%, to 49,906 million yen, as a result of sales increases in Asia and Europe. Thus, export sales accounted for 56.5% of total net sales.

With respect to profitability, cost cutting measures and other factors reduced the cost of sales, supporting a 25.1% surge in ordinary profit, to 9,444 million yen. The Company recorded a loss on the revaluation of shares in a golf course subsidiary, but this was more than offset by such factors as a gain on the sale of the parent company’s No. 3 factory and a large drop in losses on the revaluation of investment securities. As a result, net income surged by 3.8 times, to 5,668 million yen.

To implement a flexible capital policy, a resolution was approved at the Company’s 91st Annual General Meeting of Shareholders held on June 27, 2003, allowing Makita to purchase up to a maximum of 5 million of its outstanding shares from the market at a maximum purchase price of 5 billion yen. Under these arrangements, Makita purchased 2,002 thousand shares of its own stock for a total of 2,142 million yen during the fiscal year.

(2)	Future Tasks

Although a global trend of economic recovery is anticipated, considerable uncertainties remain in the corporate operating environment, including factors related to tensions in the Middle East.

Duly noting these circumstances, Makita is striving to accelerate its product development programs so that it can respond to market needs more quickly. At the same time, Makita is endeavoring to expand its marketing routes, further reduce costs, and take other measures needed to ensure that it will realize its goal of being a truly “Strong Company.” The Company believes it can attain this goal by relentlessly working to take or sustain the top shares of professional-use power tool markets throughout the world.

In closing, we would like to thank you for your ongoing support and ask for your continued backing.

(3)	Investment in Plant and Equipment

During the fiscal year, the Company allocated 1,942 million yen for its capital expenditures. These funds were used primarily for the acquisition of dies for new products and the construction of the new sales office building in Kanazawa.

(4)	Capital Procurement

During the fiscal year, the Company did not procure capital by issuing new shares or bonds. Funds required during the year were appropriated from internal reserves.

(5)	Summary of Business Results and State of Assets

	89th Fiscal Year	90th Fiscal Year	91st Fiscal Year	92nd Fiscal Year
	(ended March 31,	(ended March 31,	(ended March 31,	(ended March 31,
Description	2001)	2002)	2003)	2004)
Net sales (in millions of yen)	97,177	89,424	86,132	88,335
Ordinary profit (in millions of yen)	11,429	9,494	7,551	9,444
Net income (in millions of yen)	4,000	2,100	1,494	5,668
Earnings per share (in yen)	25.54	13.84	9.76	38.79
Total assets (in millions of yen)	226,571	221,966	217,976	228,504
Shareholders’ equity (in millions of yen)	194,292	189,997	185,222	192,356

Notes:	1.	Earnings per share is computed based on the average number of common stock outstanding during the fiscal year. From the 90th fiscal year, treasury stocks were excluded from the denominator.

	2.	Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, “Accounting Standard for Earnings Per Share” and Financial Standards Implementation Guidance No.4, “Implementation Guidance for Accounting Standard for Earnings Per Share”).

	3.	As a result of the reform of Commercial Code enforcement regulations, for the fiscal year under review, amounts of less than 1 million yen have been rounded. In previous fiscal years, amounts of less than 1 million yen had been eliminated.

The 89th fiscal year:

     Net sales rose 1.8%, to 97,177 million yen, owing to the domestic sales growth that followed the vigorous introduction of new products as well as an increase in export sales to Asian countries. Despite an improvement in profitability, thanks to a rise in export prices, net income only went up 2.4%, to 4,000 million yen, because of the adoption of a newly introduced accounting standard of pension liabilities.

The 90th fiscal year:

     Net sales amounted to 89,424 million yen, down 8.0% from the previous fiscal year, owing to such factors as a shift of manufacturing operations to a China-based subsidiary and moves taken by Japanese retailers to reduce inventory levels that had risen amid the protracted recession. Just as in the previous year, the Company recorded an amortization of the pension liabilities (net of the fair market value of plan assets) that existed at the beginning of the period during which the new accounting standard was implemented, and it also recorded unrealized losses on investment securities. These and other factors depressed net income 47.5%, to 2,100 million yen.

The 91st fiscal year:

     Net sales amounted to 86,132 million yen, down 3.7% from the previous fiscal year, because of stagnation in power tool demand in Japan, decrease in export sales as a shift of manufacturing operations to a China-based subsidiary, and other factors. The Company recorded an amortization of the pension liabilities (net of the fair market value of plan assets) that existed at the beginning of the period during which the new accounting standard was implemented, and it also recorded unrealized losses on investment securities. These and other factors depressed net income 28.8%, to 1,494 million yen.

The 92nd fiscal year:

     A review of the period is provided in (1) Business Results.

2.	Profile of the Company (as of March 31, 2004)

(1)	Major Operations

The Company is primarily involved in the production and sales of electric power tools such as planers, drills, cordless drills, circular saws and hammers, stationary woodworking machines such as planer-jointers and table saws, air tools such as air nailers and tackers, garden tools such as hedge trimmers, and household tools such as cordless cleaners.

(2)	Principal Sales Offices and Plant

Sales Offices	Tokyo	Yokohama	Chiba	Saitama
	Utsunomiya	Sapporo	Sendai	Niigata
	Nagoya	Gifu	Shizuoka	Kanazawa
	Osaka	Kyoto	Hyogo	Hiroshima
	Takamatsu	Fukuoka	Kumamoto

Plant	Okazaki

(3)	Shareholding Status

1. Total number of shares authorized to be issued by the Company:	287,000,000 shares
2. Total number of shares outstanding:	148,006,992 shares
Note: The total number of shares authorized to be issued by the Company and shares outstanding have been reduced by 5 million compared to the previous fiscal year end owing to the retirement of treasury stock.

3. Number of shareholders:	11,131
4. Major shareholders are as follows:

			The Company’s Investment in
Name of Shareholder	Number of Shares Held		Major Shareholders
	Units	Voting ratio	Units	Voting ratio
	(thousands)	(%)	(thousands)	(%)
Northern Trust Company (AVFC) Sub-account American Client	10,138	7.14	—	—
Japan Trustee Services Bank, Ltd. (Trust account)	8,175	5.76	—	—
The Master Trust Bank of Japan, Ltd. (Trust account)	6,354	4.47	—	—
The UFJ Bank, Limited	6,200	4.37	—	—
The Chase Manhattan Bank, N.A. London	4,841	3.41	—	—
The Bank of New York, Treaty Jasdec Account	4,649	3.27	—	—
Makita Cooperation Companies’ Investment Association	3,834	2.70	—	—

Notes:	1.	The Company holds 3,212 shares of common stock of UFJ Holdings, Inc. (voting ratio: 0.06%), a parent company of The UFJ Bank, Limited.

	2.	In addition to the above, the Company owns 4,113 thousand shares of treasury stock without voting rights.

(4)	Acquisition, disposition, and holding of treasury stock

1. Acquisition

Common stock:	2,082,540 shares
Aggregate acquisition price:	2,227 million yen

2. Disposition

Common stock:	7,855 shares
Aggregate acquisition price:	6 million yen

3. Retirement

Common stock:	5,000,000 shares

4. Shares held at the end of the fiscal year

Common stock:	4,113,801 shares

(5)	Convertible bonds

1.5% unsecured convertible bonds, payable in yen, due 2005

Shares issued upon conversion:	Common stock
Balance at end of year:	12,994 million yen
Conversion price:	2,259.90 yen per share

(6)	Employees

Number of Employees	Increase/Decrease	Average Age	Average Years of Service
2,908	38 (Decrease)	40.5	19.8

(7)	Makita Group (Status of Corporate Affiliation)

1. Significant Subsidiaries

	Capital		Voting ratio
Company Name	(thousands)		by the Company		Principal Business
Makita U.S.A. Inc.	U.S.$	161,400	100.0%		Sales of electric power tools
Makita Corporation of America	U.S.$	73,600	100.0	*	Manufacture of electric power tools
Makita Canada Inc.	C$	16,000	100.0		Manufacture and sales of electric power tools
Makita International Europe Ltd.		£106,217	100.0		Coordination of our overall operations in Europe
Makita (U.K.) Ltd.		£21,700	100.0	*	Sales of electric power tools
Makita Manufacturing Europe Ltd.		£37,600	100.0	*	Manufacture of electric power tools
Makita France S.A.	Euro	4,057	55.0	*	Sales of electric power tools
Makita Benelux B.V. (The Netherlands)	Euro	2,178	100.0	*	Sales of electric power tools
Euro Makita Corporation B.V. (The Netherlands)	Euro	227	100.0		Financing subsidiaries in Europe
S.A. Makita N.V. (Belgium)	Euro	1,777	100.0	*	Sales of electric power tools
Makita S.p.A. (Italy)	Euro	6,000	100.0	*	Sales of electric power tools
Makita Werkzeug GmbH (Germany)	Euro	7,669	100.0	*	Sales of electric power tools
Dolmar GmbH (Germany)	Euro	13,805	100.0	*	Manufacture and sales of garden tools
Makita Werkzeug Gesellschaft m.b.H. (Austria)	Euro	12,173	100.0	*	Sales of electric power tools
Makita S.A. (Spain)	Euro	3,606	100.0	*	Sales of electric power tools
Makita Oy (Finland)	Euro	100	100.0	*	Sales of electric power tools
Makita (Taiwan) Ltd.	NT$	107,500	100.0		Sales of electric power tools
Makita Power Tools (HK) Ltd.	HK$	81,600	100.0		Sales of electric power tools
Makita (China) Co., Ltd.	U.S.$	56,000	100.0		Manufacture and sales of electric power tools
Makita (Kunshan) Co., Ltd.	U.S.$	12,500	100.0		Manufacture of electric power tools
Makita (Australia) Pty. Ltd.	A$	13,000	100.0		Sales of electric power tools
Makita Mexico, S.A. de C.V.	Mex$	50,677	100.0		Sales of electric power tools
Makita do Brasil Ferramentas Eletricas Ltda.	R$	41,011	99.9		Manufacture and sales of electric power tools
Makita Gulf FZE	UD	22,391	100.0		Sales of electric power tools
Joyama Kaihatsu Ltd.	Yen	1,370,000	100.0		Operation of a golf course
Makita Ichinomiya Corporation	Yen	2,230,000	100.0		Manufacture of woodworking machines

*Voting ratios include voting rights possessed through subsidiaries.

     2.  Developments of Makita Group

     Aiming to strengthen its marketing and service systems in Europe, the Company established several new companies—including Makita Farramentas, Sociedad Unipersonal, Lda. (Portugal) on June 30, 2003; Makita LLC (Russia) on October 3, 2003; and Makita Servis Centrum. S.R.O. (Slovakia) on March 24, 2004—that are accounted for as consolidated subsidiaries from the fiscal year under review.

     3.  Makita Group Results

     On a consolidated basis (Makita Corporation and 42 consolidated subsidiaries), net sales increased 4.8% from the previous fiscal year, to 184,117 million yen, as a result of sales increases in all regions except North America and Central/South America.

     Despite the recording of a loss at approximately 6 billion yen on the impairment on the assets of a golf course subsidiary, profitability was positively affected by such developments as an improvement in the cost-of-sales ratio, owing to such factors as a rise in the share of manufacturing operations carried out in China and the appreciation of the euro, and a large improvement among such nonoperating profit and loss items as those associated with securities assets and exchange losses on foreign currency transactions. As a result, income before income taxes surged 74.0%, to 16,170 million yen. However, increase in net income was restrained to 14.4%, which is primarily due to the 100 per cent valuation allowance provided on the deferred income tax asset on the impairment loss noted above. As a result, net income amounted to 7,691 million yen.

(8)	Directors and Statutory Auditors

Title	Name	Position or Principal Occupation
President*	Masahiko Goto
Managing Director	Masami Tsuruta	General Manager of Domestic Sales Marketing Headquarters
Director	Yasuhiko Kanzaki	General Manager of International Sales Headquarters: Europe Area
Director	Kenichiro Nakai	General Manager of Administration Headquarters
Director	Tadayoshi Torii	General Manager of Production Headquarters
Director	Tomoyasu Kato	General Manager of Development and Engineering Headquarters
Director	Kazuya Nakamura	General Manager of International Sales Headquarters:
Asia and Oceania Area
Director	Masahiro Yamaguchi	General Manager of Purchasing Headquarters
Director	Shiro Hori	General Manager of International Sales Headquarters:
America Area and International Administration
Director	Tadashi Asanuma	Assistant General Manager of Domestic Sales Marketing
Headquarters
Director	Hisayoshi Niwa	General Manager of Quality Control Headquarters
Director	Zenji Mashiko	Assistant General Manager of Domestic Sales Marketing
Headquarters
Standing Statutory Auditor	Ryota Ichikawa
Standing Statutory Auditor	Kenichi Ikeda
Statutory Auditor	Keiichi Usui
Statutory Auditor	Shoichi Hase	Patent Attorney

Notes: 1.	The asterisk denotes Representative Director.

2.	Changes of Directors during the fiscal year

(1)	At the 91st General Shareholders’ Meeting held on June 27, 2003, the following Directors were retired from their respective offices.

Managing Director	Yoshiyuki Toma
Director	Katsuya Inagaki
Director	Atsushi Sugiura
Director	Kazuyuki Miyamoto

(2)	At the 91st General Shareholders’ Meeting held on June 27, 2003, the following Directors newly elected and each of them assumed their respective offices.

Director	Masahiro Yamaguchi
Director	Shiro Hori
Director	Tadashi Asanuma
Director	Hisayoshi Niwa
Director	Zenji Mashiko

(3)	On June 27, 2003, the following change of Director’s title was made. Title in parenthesis is the former title.

Managing Director (Director)	Masami Tsuruta

(4)	On June 27, 2003, the following changes of Directors’ position were made. Positions in parenthesis are the former positions.

Director	Yasuhiko Kanzaki	General Manager of International Sales Headquarters: Europe Area
(Assistant General Manager of International Sales Headquarters 1)
Director	Tadayoshi Torii	General Manager of Production Headquarters
(General Manager of Quality Control Headquarters)
Director	Kazuya Nakamura	General Manager of International Sales Headquarters:
Asia and Oceania Area
(General Manager of International Sales Headquarters 2)

3.	Keiichi Usui and Shoichi Hase are outside statutory auditors as provided in Paragraph 1 of Article 18 of the “Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc., of Joint Stock Corporations.”

     3. Subsequent Events

     Accompanying the implementation of the Defined-Benefit Corporate Pension Plan Law, the Company received permission on April 1, 2004 from the Minster of Health, Labour and Welfare to return to the government the substitutional portion of its welfare pension fund corresponding to the past service period.

     Accompanying this, the Company on the day permission was received recognized a reduction in its retirement benefit obligations associated with the substitutional portion. Consequently, the Company expects to record 6,331 million yen in extraordinary income during the current fiscal year.

BALANCE SHEET
(As of March 31, 2004)

(Millions of Yen)
(Assets)
Current assets	88,854
Cash and time deposits	2,674
Trade notes receivable	91
Trade accounts receivable	16,142
Marketable securities	51,123
Finished goods & merchandise	7,111
Work-in-process	970
Raw materials and supplies	1,058
Short-term loans receivable	7,292
Deferred tax assets	2,210
Other current assets	341
Allowance for doubtful accounts	(158)

Fixed assets	139,650
Tangible fixed assets	32,211
Buildings	12,299
Structures	566
Machinery and equipment	3,445
Vehicles and transportation equipment	57
Tools, furniture and fixtures	2,243
Land	13,507
Construction in progress	94
Intangible fixed assets	326
Right of facility use	41
Software	247
Other intangible fixed assets	38
Investment and other assets	107,113
Investment securities	31,970
Investment in subsidiaries	69,378
Long-term loans receivable	311
Long-term time deposits	2,000
Lease deposits	395
Deferred tax assets	2,768
Other investments	398
Allowance for doubtful accounts	(107)

Total assets	228,504

(Liabilities)
Current liabilities	26,696
Trade notes payable	350
Trade accounts payable	4,275
Convertible bonds payable due within a year	12,994
Other accounts payable	1,465
Corporate and inhabitant income taxes payable	3,370
Accrued expenses	3,775
Other current liabilities	467
Long-term liabilities	9,452
Retirement and termination allowances	9,083
Estimated retirement allowances for directors and statutory auditors	369

Total liabilities	36,148

(Shareholders’ equity)
Common stock	24,204
Additional paid-in capital	47,525
Additional paid-in capital	47,523
Other additional paid-in capital	2
Gains on sales of treasury stock	2
Retained earnings	117,465
Legal reserve	5,669
Voluntary reserve	87,250
Reserve for dividend	750
Reserve for technical research	1,500
General reserves	85,000
Unappropriated retained earnings	24,546
Net unrealized holding gains on available-for-sale securities	6,478
Treasury stock	(3,316)

Total shareholders’ equity	192,356

Total liabilities and shareholders’ equity	228,504

STATEMENT OF INCOME
(From April 1, 2003, to March 31, 2004)

	(Millions of Yen)
(Ordinary profit and loss)
Operating profit and loss
Operating revenue
Net sales		88,335
Operating expenses
Cost of goods sold	58,262
Selling, general and administrative expenses	21,888	80,150

Operating profit		8,185

Non-operating profit and loss
Non-operating income
Interest and dividend income	1,191
Other non-operating income	694	1,885

Non-operating expenses
Interest expenses on convertible bonds	195
Foreign exchange losses	328
Other non-operating expenses	103	626

Ordinary profit		9,444

(Special profit and loss)
Special profit
Gains on the sale of fixed assets	3,122
Gains on the sale of investment securities	393
Reversal of allowance for doubtful accounts	28	3,543

Special loss
Losses on sales and disposal of properties	1,612
Unrealized losses on investment securities	269
Unrealized losses on investment in subsidiary	2,500
Unrealized losses on golf course membership	8	4,389

Income before income taxes		8,598
Tax provision, current		5,163
Tax provision, deferred		(2,233)

Net income		5,668
Unappropriated retained earnings carried forward from previous fiscal year		24,188
Interim cash dividends paid		1,295
Retirement of treasury stock		4,015

Unappropriated retained earnings as of March 31, 2004		24,546

Significant accounting policies

1.	Valuation of securities
	Held-to-maturity securities:	Amortized cost (Straight-line method)
	Investment in subsidiaries:	At moving-average cost
Available-for-sale securities
	Those having fair market value:	Fair market value as of fiscal year-end
All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
	Those having no fair market value:	At moving-average cost

2.	Valuation of monetary fund trust for trading purposes:	Fair market value as of fiscal year-end

3.	Valuation of net assets and liabilities accrued from derivative transactions except forward exchange contracts and currency swap agreements:	Fair market value as of fiscal year-end

4.	Valuation of inventories
	Finished goods, merchandise, work in process, and raw materials:	At the lower of average cost or market
	Supplies:	At the lower of latest purchase cost or market

5.	Depreciation method of fixed assets
	Tangible fixed assets:	Declining-balance method
However, buildings acquired after March 31, 1998, (excluding fixtures) are depreciated on the straight-line method.
Estimated life:
Buildings and structures: 38 to 50 years
Machinery and equipment: 10 years
	Intangible fixed assets:	Straight-line method
However, software for internal use is depreciated on the straight-line method over its estimated useful life (five years)

6.	Allowances
	Allowance for doubtful accounts:	The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.
Retirement and termination allowances:	To be prepared for employee retirement, pension costs during the year are reserved based on projected benefit obligations and plan assets. Past service liabilities are amortized by the straight-line method over the average remaining employment period.
Actuarial differences are amortized starting immediately after the year of accruement by the straight-line method over the average remaining employment period.
	Estimated retirement allowances for directors and statutory auditors:	The estimated retirement allowances for directors and statutory auditors are fully accrued based on the Company's unfunded retirement benefit plan in order to prepare for the payments of retirement allowances. This allowance conforms to the reserve provided by Article 43 of Commercial Code Enforcement Regulation.

7.	Accounting for lease transactions

Finance lease transactions other than for changes in ownership of finance leases are accounted for as rental transactions.

8.	Accounting for hedging activities

Method:	Accounts receivable denominated in foreign currency are reevaluated by matching them to forward exchange contracts.

Hedge instruments and hedge objects

Hedge instruments:	Derivative transactions
(Forward exchange contracts and currency swap agreements)
Hedge objects:	Accounts receivable and loans receivable denominated in foreign currencies

Hedging policy:	Based on our internal regulations, in order to avoid the potential risk of future currency fluctuations, hedging activities are conducted within a limit that does not exceed the actual and reasonably expected transactions. The Company does not engage in derivative activity for speculation purpose. The due dates of hedge instruments are arranged to match those of hedge objects.

Method in evaluating hedge effectiveness:	If conditions regarding hedge instruments and hedge objects are the same, judgments on the effectiveness of hedging activities are omitted.

9.	Consumption tax is accounted for by allocation separately from related sales and purchase accounts.

10.	From the fiscal year under review, the Company has prepared its reporting statements in accordance with the ministerial ordinance regarding the partial revision of Commercial Code enforcement regulations (February 28, 2003, Ministry of Justice Directive No. 7 and September 22, 2003, Ministry of Justice Directive No. 68).

(Notes of Balance Sheet)

1.	Short-term receivables due from subsidiaries:	15,634	million yen
2.	Long-term receivables due from subsidiaries:	308	million yen
3.	Short-term payables due to subsidiaries:	1,259	million yen
4.	Accumulated depreciation on tangible fixed assets:	60,649	million yen
5.	Guarantee (contingent liabilities), etc.
	Guarantee (contingent liabilities)	6,480	million yen
	Guarantee (promise to guarantee)	6,000	million yen
6.	Notes receivable discounted:	572	million yen

7.	In addition to fixed assets on the balance sheet, the Company held leased marketing office facilities, computers and related equipment, and automobiles for deliveries, etc., which are not capitalized.

8.	The net unrealized holding gain on available-for-sale securities within the meaning of Article 124 (3) of Commercial Code Enforcement Regulation amounted to 6,478 million yen.

9.	Number of shares outstanding and treasury stock
	Outstanding share Common stock	148,006,992	Shares
	Treasury stock Common stock	4,113,801	Shares
10.	Amounts of less than 1 million yen have been rounded.

(Notes of Statement of Income)

1.	Sales to subsidiaries:	38,993	million yen
2.	Purchases from subsidiaries:	6,004	million yen
3.	Non-operating transactions with subsidiaries:	1,658	million yen
4.	Earnings per share:	38.79	Yen
	Earnings per share attributable to common stock was computed based on following;
	Earnings per share in the statement of income	5,668	million yen
	The amount of net income not inhering common shareholders
	Bonuses to directors	55	million yen
	Earnings available to common stock	5,613	million yen
	Average number of shares of common stocks outstanding	144,682,696	shares
5.	Amounts of less than 1 million yen have been rounded.

PROPOSAL OF APPROPRIATION OF RETAINED EARNINGS

(Yen)
Item	Amount
Unappropriated retained earnings as of March 31, 2004	24,545,682,382
Appropriations
Cash dividends, 13 yen per share (with a special dividend of 4 yen)	1,870,611,483
Bonuses to directors	55,000,000
(including for statutory auditors)	(5,200,000)
Reserve for deduction entries	1,127,561,900
Special account reserve for deduction entries	233,103,292

Unappropriated retained earnings to be carried forward	21,259,405,707

Note:	1.	Interim cash dividends of 1,295,378,172 yen (9 yen per share) were paid on November 21, 2003, in addition to the above.

	2.	Provisions for the reserve for deduction entries and special account reserve for deduction entries are made based on the provisions of the Special Taxation Measures Law.

English Translation of the Auditor’s Report Originally Issued in Japanese Language

Independent Auditors’ Report

April 26, 2004

The Board of Directors
Makita Corporation

KPMG AZSA & Co.

Norimasa Matsuoka (Seal)
        Representative Partner
        Certified Public Accountant

Tetsuzo Hamajima (Seal)
        Representative and Engagement Partner
        Certified Public Accountant

Hideki Okano (Seal)
        Engagement Partner
        Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Makita Corporation (the “Company”) for the 92nd business year from April 1, 2003 to March 31, 2004 in accordance with Article 2 of “the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company. These statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, our opinion is as follows:

(1)	The balance sheet and the statement of income present fairly the financial position and the result of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

The subsequent event stated in the business report may have a material effect on the financial position and the result of operations of the Company in the business years subsequent to March 31, 2004.

Our firm and Engagement Partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Note: Due to a January 1, 2004, merger, the Company’s accounting auditor, Asahi & Co., has become KPMG AZSA & Co.

Audit Report of Board of Statutory Auditors
(Certified Copy)

Audit Report

April 28, 2004

Mr. Masahiko Goto
President
Makita Corporation

Board of Statutory Auditors
Makita Corporation

                Ryota Ichikawa (Seal)
                        Standing Statutory Auditor

                Kenichi Ikeda (Seal)
                        Standing Statutory Auditor

                Keiichi Usui (Seal)
                        Statutory Auditor

                Shoichi Hase (Seal)
                        Statutory Auditor

     The Board of Statutory Auditors, having received a report from each Statutory Auditor on the method and results of his audit on the performance of duties of Directors during the 92nd fiscal period, from April 1, 2003 to March 31, 2004, and having discussed with each other, does hereby report the results of their audit as follows:

1.	Method of Audit by Statutory Auditors:

     Each Statutory Auditor has, following the audit policy and distribution of audit responsibility among the Statutory Auditors set by the Board of Statutory Auditors, attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operation of the Company from Directors and other parties, perused important documents including those subject to executive approval, conducted examination of business conditions and assets at the head office and other major business offices and requested from the Company’s subsidiaries reports on their operation and, when deemed necessary, conducted on-site inspection on their financial position as well as their operation. Each Statutory Auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examination of accounting documents and the supplemental schedules.

     With respect to the Director’s engagement in competing transactions, transactions involving conflict of interest between the Company and a Director, the provision by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, each Statutory Auditor has, in addition to the audit procedures described above, requested reports from Directors and other parties and conducted investigation and examination of conditions of such transactions when deemed necessary.

2.	Result of Audit:

In the opinion of the Board of Statutory Auditors:

(1)	The method of audit employed by KPMG AZSA & Co. and the result thereof are proper and fair;

(2)	The contents of the business report present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation;

(3)	The proposed allocation of profit contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances;

(4)	The supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on;

(5)	With respect to the execution of Directors’ duties, no unfair conduct nor any material breach of laws and regulations or the Articles of Incorporation has been found, and with respect to the Director’s engaging in competing transactions, transactions involving a conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, no violation of duties by any Director has been found; and

(6)	With respect to the Directors’ duties on subsidiaries, nothing came to our attention that should be commented upon.

Note:	Keiichi Usui and Shoichi Hase are outside statutory auditors as provided in Paragraph 1 of Article 18 of the “Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

Information relating to exercise of voting rights

1.	Total number of voting rights: 142,015 units

2.	Propositions and explanatory information

Agenda Item No. 1:   Approval of the Proposed Appropriation of Retained Earnings for the 92nd fiscal year

     If approved by shareholders, the appropriation of retained earnings will be carried forward as designated on page 14 in order to build up the Company’s strength in every aspect given the unpredictability of the future business environment.

     The Company previously had a fundamental policy of maintaining stable dividend levels but has now adopted an approach to determining dividends based on consideration of a comprehensive range of factors including performance and dividend payout ratios. Accordingly in addition to an ordinary cash dividend of 9 yen per share, it is proposed that a special dividend of 4 yen per share be disbursed, for a total of 13 yen per share (Including the interim dividend of 9 yen per share, total dividends applicable to the year amounted to 22 yen per share).

Agenda Item No. 2:   Partial amendment to the Articles of Incorporation

1.	Reasons for the amendments:

It is hereby proposed that, as a result of the retirement of five million (5,000,000) shares of the Company during the fiscal year ended March 31, 2004 pursuant to Article 212 of the Commercial Code, the total number of shares authorized to be issued by the Company provided for in Article 5 of the Articles of Incorporation be reduced by the same number of shares as such shares so retired.

As a result of the enforcement of the “Law Amending the Commercial Code and the Law Concerning Special Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations” (Law No. 132 of 2003), the Company has become able to purchase its own shares by a resolution of its Board of Directors if so authorized by the Articles of Incorporation. Accordingly, it is hereby proposed that, in order to enable the Company to pursue its flexible capital policies responding to changing business environment, the new Article 6 (Acquisition of treasury stock) be established and the Articles thereafter of the present Articles of Incorporation be renumbered downward for one.

2.	Details of the amendments:

The details of the amendments are as follows:

(Changes are underlined.)

Present Articles	Proposed Amendments
Article 5. (Total number of shares)	Article 5. (Total number of shares)

The total number of shares authorized to be issued by the Company shall be two hundred and ninety two million (292,000,000); provided, however, that if shares are retired, the total number of shares shall be reduced by the number of shares so retired.

The total number of shares authorized to be issued by the Company shall be two hundred and eighty seven million (287,000,000); provided, however, that if shares are retired, the total number of shares shall be reduced by the number of shares so retired.

(Newly established)	Article 6. (Acquisition of treasury stock)

The Company may, by a resolution of the Board of Directors, purchase shares of the Company pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Article 6.	Article 7.

through (Omitted)	through (Same as at present)

Article 36.	Article 37.

Agenda Item No.3:   Election of three Statutory Auditors

     The term of office of three Statutory Auditors presently in office, Messrs. Ryota Ichikawa, Kenichi Ikeda and Shoichi Hase, will have expired at the end of this General Shareholders’ Meeting. You are kindly requested to elect three Statutory Auditors.

     The candidates are as follows:

     Introduction of this agenda item obtains the consent of the Board of Statutory Auditors.

				Number of the
	Name			Company’s
Number	(Date of birth)	Brief personal background		shares held
1	Akio Kondo (February 3, 1946)	March 1969: April 1971: April 1991:	Joined the Company Transferred to Makita U.S.A. Inc. Assistant General Manager of Accounting & Finance Department of this Company	6,080

		October 1995 up to the present:	General Manager of Accounting & Finance Department

2	Hiromichi Murase (April 5, 1946)	March 1969: April 1994:	Joined the Company Assistant General Manager of General Affairs Department	4,450

		June 1998 up to the present:	General Manager of General Affairs Department

3	Shoichi Hase (March 30, 1934)	April 1961: April 1967: April 1988:	Registered as Patent Attorney Established Hase Patent Attorney Office Vice Chairman of Association of Japanese Patent Attorney	15,000

		June 2001 up to the present:	Statutory Auditor of this Company

Notes:

1.	Mr. Shoichi Hase is a candidate for the outside statutory auditor provided in Paragraph 1 of Article 18 of the “Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

2.	There is no special interest between the above candidate and the Company.

Agenda Item No.4:   Payment of Retirement Benefit to Retiring Statutory Auditors

     In order to reward Messrs. Ryota Ichikawa and Kenichi Ikeda, both Statutory Auditors retiring from their respective offices for meritorious services while in office, it is proposed to pay them retirement benefits according to the standards prescribed by the Company.

     The definite amount, time of payment, method of payment be entrusted to the discussion of Statutory Auditors.

     Brief personal background of retiring statutory auditors are as follows:

Name	Brief personal background
Ryota Ichikawa	June 2001 up to the present: Standing Statutory Auditor

Kenichi Ikeda	June 1998 up to the present: Standing Statutory Auditor

(Reference)

Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2004)

(Assets)	(Millions of Yen)

Current assets	194,445
Cash and cash equivalents	24,576
Time deposits	4,050
Marketable securities	63,990
Trade receivables-
Notes	2,254
Accounts	34,787
Less- Allowance for doubtful receivables	(1,346)
Inventories	54,326
Deferred income taxes	3,691
Prepaid expenses and other current assets	8,117

Property, plant and equipment, at cost	52,965
Land	18,326
Buildings and improvement	50,648
Machinery and equipment	73,000
Construction in progress	222
Less- Accumulated depreciation	(89,231)

Investment and other assets	30,706
Investment securities	22,139
Deferred income taxes	880
Other assets	7,687

Total assets	278,116

(Liabilities)	(Millions of Yen)

Current liabilities	46,623
Short-term borrowings	14,128
Trade notes and accounts payable	15,351
Accrued payroll	7,168
Accrued expenses and other	3,830
Income taxes payable	6,093
Deferred income taxes	53

Long-term liabilities	36,891
Long-term indebtedness	7,364
Club members’ deposits	13,045
Estimated retirement and termination allowances	15,905
Deferred income taxes	235
Other liabilities	342

(Minority interests)
Minority interests	1,254

(Shareholders’ equity)
Common stock	23,803
Additional paid-in capital	45,421
Legal reserve and retained earnings	144,488
Accumulated other comprehensive loss	(17,048)
Treasury stock, at cost	(3,316)

Total Shareholders’ equity	193,348

Total liabilities, minority interests and shareholders’ equity	278,116

Note:   Amounts of less than 1 million yen have been rounded.

CONSOLIDATED STATEMENT OF INCOME
(From April 1, 2003, to March 31, 2004)

	(Millions of Yen)
Net sales		184,117
Cost of sales		110,322

Gross profit		73,795
Selling, general and administrative expenses		59,099

Operating income		14,696
Other income (expenses):
Interest and dividend income	869
Interest expense	(605)
Exchange losses on foreign currency transactions, net	(202)
Realized gains on securities, net	555
Other, net	857	1,474

Income before income taxes		16,170
Provision for income taxes:
Current	8,745
Deferred	(266)	8,479

Net income		7,691

Note:   Amounts of less than 1 million yen have been rounded.